Exhibit 3.1

CERTIFICATE OF AMENDMENT

TO

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

ORCHIDS PAPER PRODUCTS COMPANY

ORCHIDS PAPER PRODUCTS COMPANY., a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (the “Corporation”), does hereby certify:

FIRST: That the Amended and Restated Certificate of Incorporation of the Corporation, as amended, be further amended, so that, as amended, Article Fifth, Section 3 shall read in its entirety as follows:

3.       Subject to applicable law, any vacancy on the Board of Directors that results from an increase in the number of directors or resulting from the death, resignation, removal from office or any other cause may be filled by a majority of the Board of Directors then in office, although less than a quorum, or by a sole remaining director, and not by the stockholders. Any director elected to fill a vacancy shall have the same remaining term as that of his predecessor. Subject to applicable law, any or all of the directors of the Corporation may be removed from office at any time by the stockholders by the affirmative vote of a majority of the voting power of all of the then outstanding shares of capital stock of the Corporation entitled to vote generally in the election of directors. A director may not be removed by the stockholders at a meeting unless the notice of the meeting states that the purpose, or one of the purposes, of the meeting is the removal of the director.

SECOND: This amendment to the Amended and Restated Certificate of Incorporation of the Corporation, as amended, was duly adopted in accordance with Section 242 of General Corporation Law of the State of Delaware.

IN WITNESS WHEREOF, said Corporation has caused this certificate to be signed on the __ day of May, 2018.

ORCHIDS PAPER PRODUCTS COMPANY

By:
Jeffrey S. Schoen
President and Chief Executive Officer